

07001333

SEC. MMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-35381 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**BOSC, Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**One Williams Center, 9 NE**
(No. and Street)

| **Tulsa,** | **OK** | **74103** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**Dawn Michelle Davidson** **918-588-6429**
(Area Code – Telephone No.)

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Ernst & Young, LLP**
(Name – *of individual, state last, first, middle name*)

| One Williams Center, Suite 1700 | Tulsa, | OK | 74172 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |



SEC MAIL
RECEIVED
FEB 2 2007
WASH. D.C.
185


**CHECK ONE:**
- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, ___Dawn Michelle Davidson_____________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ___BOSC, Inc. ________________________________________________________, as of _____December 31_______________________, 20__06____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____________________________________________________

____________________________________________________

____________________________________________________



Signature

Financial Operations Principal____________

Title



Notary Public


Notary Public
State of Oklahoma
LORENE WILSON
TULSA COUNTY
COMMISSION #02001934
Comm. Exp. 03-12-2010

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOSC, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2006

## Contents

Ernst & Young

Ernst & Young LLP
1700 One Williams Center (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

# Report of Independent Registered Public Accounting Firm

Board of Directors
BOSC, Inc.

We have audited the accompanying statement of financial condition of BOSC, Inc. (the Company) as of December 31, 2006, and the related statements of operations, changes in subordinated borrowings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Tulsa, Oklahoma
February 14, 2007

# BOSC, Inc.

## Statement of Financial Condition

December 31, 2006

| | |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash and cash equivalents | $ 1,033,089 |
| Cash and cash equivalents, customer reserve accounts | 440,646 |
| Receivable from broker/dealers and clearing organizations | 6,594,517 |
| Commissions receivable from broker/dealer | 1,735,035 |
| Interest receivable | 72,317 |
| Prepaid expenses | 145,929 |
| Notes receivable from employees, current portion | 447,223 |
| Income taxes receivable from affiliate | 539,308 |
| Securities owned, at market value | 13,910,389 |
| Total current assets | 24,918,453 |
| Fixed assets, at cost: | |
| Furniture, fixtures, and equipment | 777,126 |
| Software | 580,829 |
| Total fixed assets | 1,357,955 |
| Accumulated depreciation and amortization | (969,439) |
| Total fixed assets, net | 388,516 |
| Notes receivable from employees | 939,582 |
| Deferred tax asset | 755,239 |
| Security deposits | 100,000 |
| Margin deposits | 1,862,030 |
| Total assets | $ 28,963,820 |
| **Liabilities and stockholder's equity** | |
| Current liabilities: | |
| Accrued operating expenses | $ 2,311,060 |
| Payable to affiliate | 2,230,850 |
| Notes payable to affiliate | 1,627,522 |
| Payable to broker/dealers and clearing organizations | 11,673,843 |
| Securities sold, not yet purchased | 839,759 |
| Total current liabilities | 18,683,034 |
| Stockholder's equity: | |
| Common stock, $10 par value – authorized and issued 2,500 shares | 25,000 |
| Additional paid-in capital | 12,071,676 |
| Retained deficit | (1,815,890) |
| Total stockholder's equity | 10,280,786 |
| Total liabilities and stockholder's equity | $ 28,963,820 |

*See accompanying notes.*

## BOSC, Inc.

## Statement of Operations

Year ended December 31, 2006

| | |
|---|---|
| Revenue: | |
| Trading gains and losses | $ 8,583,482 |
| Brokerage fees and commissions | 13,566,334 |
| Investment banking fees and commissions | 5,894,312 |
| Interest income | 503,840 |
| Other revenue | 378,903 |
| Total operating revenue | 28,926,871 |
| | |
| Expenses: | |
| Interest | 314,559 |
| Personnel expense | 18,634,386 |
| Business promotion | 1,109,245 |
| Clearance fees | 1,437,434 |
| Data processing | 626,578 |
| Professional fees | 296,985 |
| Administrative expense | 439,101 |
| Occupancy costs | 216,572 |
| Communication cost | 30,834 |
| Equipment | 1,185,241 |
| Depreciation and amortization | 161,302 |
| Recruiting expenses | 95,844 |
| Miscellaneous, insurance and license expense | 254,176 |
| Losses and other expenses | 371,872 |
| Affiliate allocated expenses | 4,848,310 |
| Total operating expenses | 30,022,439 |
| | |
| Loss before income tax benefit | (1,095,568) |
| Income tax benefit | 423,235 |
| Net loss | $ (672,333) |

*See accompanying notes.*

# BOSC, Inc.

## Statement of Changes in Subordinated Borrowings

Year ended December 31, 2006

| | | |
|---|---|---|
| Subordinated borrowings at January 1, 2006 | $ | – |
| Increases | | – |
| Decreases | | – |
| Subordinated borrowings at December 31, 2006 | $ | – |

*See accompanying notes.*

# BOSC, Inc.

## Statement of Changes in Stockholder's Equity

Year ended December 31, 2006

| | Common Stock | | Additional Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| | Shares | Par Value | | | |
| Balance at December 31, 2005 | 2,500 | $ 25,000 | $11,873,597 | $(1,143,557) | $10,755,040 |
| Net loss | – | – | – | (672,333) | (672,333) |
| Capital provided by stock based compensation | – | – | 64,496 | – | 64,496 |
| Tax benefit on exercise of stock options | – | – | 133,583 | – | 133,583 |
| Balance at December 31, 2006 | 2,500 | $ 25,000 | $12,071,676 | $(1,815,890) | $10,280,786 |

*See accompanying notes.*

# BOSC, Inc.

## Statement of Cash Flows

Year Ended December 31, 2006

| | |
|---|---|
| **Operating activities** | |
| Net loss | $ (672,333) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation and amortization | 161,302 |
| Tax benefit on exercise of stock options | (133,583) |
| Stock-based compensation | 198,079 |
| Deferred tax asset | (189,254) |
| (Increase) decrease in operating assets: | |
| Cash and cash equivalents, customer reserve accounts | (8,633) |
| Receivable from broker/dealers and clearing organizations | 1,366,871 |
| Commissions receivable from broker/dealer | (508,069) |
| Interest receivable | 17,517 |
| Prepaid expenses | 74,433 |
| Income taxes receivable from affiliate | (158,159) |
| Securities owned, at market value | (4,245,825) |
| Notes receivable from employees | (5,357) |
| Margin deposits | 77,442 |
| Increase (decrease) in operating liabilities: | |
| Accrued operating expenses | 811,016 |
| Payable to affiliate | 198,704 |
| Notes payable to affiliate | (3,664,140) |
| Payable to broker/dealers and clearing organizations | 6,255,501 |
| Securities sold, not yet purchased | 455,284 |
| Net cash provided by operating activities | 30,796 |
| **Investing activity** | |
| Purchases of furniture, fixtures, and equipment | (29,481) |
| **Financing activity** | |
| Tax benefit on exercise of options | 133,583 |
| Net increase in cash and cash equivalents | 134,898 |
| Cash and cash equivalents at December 31, 2005 | 898,191 |
| Cash and cash equivalents at December 31, 2006 | $ 1,033,089 |
| **Supplemental disclosure of cash flow information** | |
| Cash paid for interest | $ 314,559 |
| Cash received for taxes | $ 136,964 |

*See accompanying notes.*

## 2. Significant Accounting Policies

### Cash and Cash Equivalents

BOSC considers all short-term, highly liquid investments with an original maturity when acquired of 90 days or less to be cash equivalents. Cash and cash equivalents include $1,032,308 of cash on deposit with BOK. Cash and cash equivalents exclude customer reserve accounts.

### Cash and Cash Equivalents, Customer Reserve Accounts

As required by Rule 15c3-3 of the Act, BOSC segregates assets into special customer reserve accounts.

### Depreciation and Amortization

Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets. The majority of the assets are software and furniture, the estimated useful lives of which range from three to ten years.

### Receivable from or Payable to Broker/Dealers and Clearing Organizations

Securities transactions are recorded on the trade date, as if they had settled. Trading gains and losses arising from securities transactions entered into for the account and risk of BOSC are recorded on the trade date basis. Receivable from broker/dealers and clearing organizations includes underwriting good faith deposits and sold securities not delivered on settlement date. Payable to broker/dealers and clearing organizations includes purchased securities not received on settlement date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

### Commissions Receivable from Broker/Dealer

BOSC has receivables related to commissions earned from the sales of investment and insurance products. BOSC may reserve for uncollectible accounts based on an aging analysis and estimated collectibility of those receivables. Amounts not collected after 90 days are generally written off.

## 2. Significant Accounting Policies (continued)

### Notes Payable to Affiliate

BOSC has two revolving lines of credit with BOK of $30 million and $50 million. As of December 31, 2006, $1,627,522 was drawn on the $30 million line of credit. There was no amount drawn on the $50 million line of credit. Any outstanding amounts under the $30 million line must be fully collateralized by qualifying securities. Any outstanding amounts under the $50 million line must be fully collateralized by U.S. Treasuries. For both lines, interest is based on the 30-day LIBOR rate plus 1.5% and is paid monthly. Both lines expire on November 30, 2007. It is anticipated both lines will be renewed with substantially the same terms.

### Line of Credit

BOSC has an undefined day loan line of credit with the Bank of New York bearing an interest rate of 1%. No amount was outstanding at December 31, 2006. Any outstanding amounts under this line are collateralized by securities underwritten and held by BOSC.

### Securities Owned

The fair values of securities owned are based on quoted market prices or dealer quotes, when available.

### Revenue Recognition

BOSC receives a percentage of commissions that the clearing broker/dealer charges the customers, as described in the clearing contract. The agreement requires BOSC to indemnify Pershing for uncollected amounts relating to customers introduced by BOSC. See Footnote 8, Commitments and Contingencies, for more information about the indemnification.

Fees and commissions earned for security trades are recorded on a trade-date basis.

Commissions on sales of annuities and insurance products are recorded when the contracts are accepted by the insurance companies.

## 2. Significant Accounting Policies (continued)

Investment banking fees and commissions include gains, losses and underwriting fees, net of syndicate expenses, arising from securities in which BOSC acts as underwriter. Investment banking revenues also include fees earned from providing financial restructuring advisory services and structured financing services. Revenue is recognized at the time the underwriting or service is complete and the income is reasonably determinable.

### Income Taxes

BOSC is included in the consolidated income tax return filed by the parent, BOKF. Pursuant to a tax sharing agreement between BOSC and BOKF, income taxes are allocated to BOSC on a separate return basis. The amount of current income tax expense or benefit is either remitted to or received from BOKF.

### Notes Receivable from Employees

BOSC grants loans to certain employees as part of their compensation package. The loans are for periods up to five years and, unless forgiven, require annual payments of principal and interest. Interest is based on the prime rate. The annual principal and interest due may be forgiven if the employee meets certain performance criteria. The outstanding loan balances are reduced and compensation expense is recognized as employees meet performance criteria and principal and interest are forgiven.

### New Accounting Pronouncements

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* (FAS 157) establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. This statement applies only to fair value measurements that are already required or permitted by other generally accepted accounting principles. FAS 157 also nullifies EITF guidance that prohibited recognition of gains or losses at inception of derivative transactions whose fair value is estimated by modeling.

**2. Significant Accounting Policies (continued)**

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are assumed to be independent, knowledgeable buyers and sellers transacting business in the principal or most advantageous market for the asset or liability.

FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Early application is permitted if no annual or interim financial statements have been issued for the earlier period. Management expects to adopt FAS 157 effective January 1, 2007. FAS 157 is not expected to significantly affect future financial statements.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* (FIN 48), was issued during 2006 to clarify accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. This interpretation establishes a minimum threshold that must be met for financial statement recognition and prescribes a measurement attribute for uncertain tax positions. The benefit of uncertain tax positions may only be recognized when based upon all relevant evidence it is more-likely-than-not that the position would prevail upon examination, including resolution of related appeals or litigation based upon the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

A tabular reconciliation of the total amount of unrecognized tax benefits at the beginning and end of a period, including changes due to changes in tax positions taken in prior and current periods, decreases due to settlements with taxing authorities and decreases due to lapses in the applicable statues of limitations will be required. FIN 48 also requires disclosure of the nature of uncertainties which are expected to significantly increase or decrease within 12 months of the reporting date, including the nature of events that would cause the change.

FIN 48 is effective for fiscal years beginning after December 15, 2006. Adoption of this interpretation is not expected to significantly affect the financial statements.

### 3. Net Capital Requirements

BOSC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness, defined as total money liabilities of a broker/dealer arising in connection with any transaction subject to certain exclusions, to net capital, shall not exceed 15 to 1.

At December 31, 2006, BOSC's net capital position was as follows:

| | |
|---|---|
| Net capital | $5,919,535 |
| Net capital required | 727,560 |
| Excess capital | $5,191,975 |
| Net capital ratio | 184 % |

BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it uses two clearing firms for custody of customer funds and securities.

### 4. Security Deposits

Security deposits consist of cash on deposit with Pershing for the purpose of maintaining a fully disclosed clearing arrangement and good faith deposits for municipal issues.

### 5. Margin Deposits

Margin deposits consist of cash on deposit against margin with Pershing in the firm preferred stock trading account. In 2004, BOSC began buying and holding preferred stock in a Pershing firm account for the purpose of selling to BOSC customers. The preferred stock is held on margin and as such requires a 50% deposit against the margin balance. Any unused margin balance at Pershing earns credit interest based on Pershing's money market rate, which was 2.15% at December 31, 2006.

**6. Related Party Transactions**

In compliance with applicable regulations, BOSC may provide broker/dealer services for certain executive officers, directors and affiliates of BOKF (collectively referred to as "related parties"), transactions with related parties are conducted in the ordinary course of business under substantially the same terms as comparable third-party broker/dealer arrangements.

Payable to affiliate primarily consists of amounts due BOK for reimbursement of BOSC operating expenses paid to third parties by BOK. BOSC's financial obligations are guaranteed by a pledge of cash collateral by BOKF.

In 2006, BOSC incurred $4,848,310 of general and administrative expenses allocated to BOSC by, and reimbursable to, BOK. Of this, management fees were $2,307,852, occupancy costs were $1,007,628, communication costs were $342,072 and other expenses were $1,190,758.

**7. Securities Owned and Securities Sold, Not Yet Purchased**

Securities owned and securities sold, not yet purchased are recorded at market value and consisted of the following at December 31, 2006:

| | Owned | Sold, not yet Purchased |
|---|---|---|
| Obligations of the U.S. Government or its agencies | $ 422,335 | $ 249,414 |
| State and municipal obligations | 10,788,807 | – |
| Other corporate obligations | 2,561,601 | 590,345 |
| Preferred stock | 137,646 | – |
| | $13,910,389 | $ 839,759 |

Securities sold, not yet purchased, represent obligations of BOSC to deliver the specified security at the contract price, and thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in market risk, as BOSC's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

**8. Commitments and Contingencies**

BOSC is an introducing broker to Pershing for retail equity investment transactions. As such, it has indemnified Pershing against potential losses due to a customer's failure to settle a transaction or to repay a margin loan. Equity transactions are settled within three business days of trade date. Margin loans are due on demand. All unsettled transactions are collateralized by the security being purchased. Margin loans are secured as required by the Board of Governors of the Federal Reserve Regulation T, Credit by Brokers and Dealers. The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. At December 31, 2006, the total amount of customer balances subject to indemnification was approximately $1,098,122. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The fair value of the guarantee is not significant and no amount was recorded on BOSC's statement of financial condition to reflect this contingent liability based on an assessment of probable loss.

In 2006, BOSC prevailed in an arbitration settlement against a former employee for non-compete violations. BOSC received $378,903, included in other revenue, plus reimbursement of legal costs of $80,000, as a result of this settlement.

In the ordinary course of business, BOSC is subject to legal actions and complaints. Management has appropriately reserved, based upon the opinion of counsel, for any liability or loss, resulting from the final outcome of any such actions and complaints.

## 9. Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred income taxes principally relate to depreciation and amortization, accrued liabilities and pre-paid expenses. The reconciliation of the income tax provision computed at the U.S. federal statutory tax rate to the effective income tax expense (benefit), for the year ended December 31, 2006 was as follows:

| | Amount | Percent |
|---|---|---|
| Tax benefit at U.S. statutory rate | $ (383,449) | (35%) |
| State income tax, net of federal tax benefit | (530) | (1%) |
| Tax exempt revenue | (115,351) | (10%) |
| Meals and entertainment | 42,230 | 4% |
| Other | 33,865 | 3% |
| Total income tax benefit | $ (423,235) | (39%) |

Significant components of the income tax provision for the year ended December 31, 2006 were as follows:

| | |
|---|---|
| Current: | |
| Federal | $ (226,022) |
| State | 42,184 |
| Total current | (183,838) |
| Deferred: | |
| Federal | (215,396) |
| State | (24,001) |
| Total deferred | (239,397) |
| Total income tax benefit | $ (423,235) |

**10. Employee Benefits**

BOSC employees who satisfy certain age and service requirements participate in BOKF's defined-benefit cash balance pension plan. Effective April 1, 2006, accruals for service under the pension plan were curtailed. Interest continues to accrue on employee's account balances at 5.25%. Plan assets consist primarily of shares in the American Performance Balanced Fund. The typical portfolio mix of this fund is approximately 60% equities and 40% bonds. Employer contribution to the plan totaled $2.8 million during 2006. At December 31, 2006, the fair value of plan assets exceeded the projected benefit obligation by approximately $4.4 million. Plan assets are not segregated or restricted to provide benefits solely to BOSC employees. Projected benefit obligation of the plan, which equals accumulated benefit obligation, is not separately determined for BOSC employees.

BOSC employees who satisfy certain service requirements may participate in BOKF's defined-contribution thrift plan. Employee contributions are matched by the Company up to 6% of base pay. The employer's matching contribution is based on years of service and vests over five years. Participants may direct their investments to a variety of options, including a BOK Financial common stock fund.

BOSC incurred total expenses of $2,067,113 from these plans in 2006.

BOSC's employees may also be awarded stock-based compensation through BOKF's employee stock option plan. Grant date fair value of stock options is based on the Black-Scholes option pricing model. Compensation cost is recognized as expense over the applicable service period. BOKF recognized stock-based compensation expense of $6,371,113, including $88,484, which was allocated to BOSC.

# Supplemental Information

# BOSC, Inc.

## Computation of Net Capital Pursuant to Rule 15c3-1

Year ended December 31, 2006

| | |
|---|---|
| **Net Capital** | |
| Stockholder's equity | $10,280,786 |
| Deduct ownership equity not allowable for net capital | – |
| Total ownership equity qualified for net capital | 10,280,786 |
| | |
| Nonallowable assets: | |
| Prepaid expenses | 145,929 |
| Notes receivable | 1,386,805 |
| Unsecured commissions receivable – broker/dealer | 436,730 |
| Fixed assets | 388,516 |
| Income taxes receivable from affiliate | 539,308 |
| Deferred tax asset | 755,239 |
| Total non-allowable assets | 3,652,527 |
| Net capital before haircuts | 6,628,259 |
| | |
| Haircuts on securities | 708,724 |
| Net capital | $ 5,919,535 |
| **Computation of basic net capital requirement** | |
| Minimum net capital required (1/15 of aggregate indebtedness) | $ 727,560 |
| Minimum dollar net capital requirement | $ 250,000 |
| Net capital requirement | $ 727,560 |
| Excess net capital | $ 5,191,975 |
| **Computation of aggregate indebtedness** | |
| Total aggregate indebtedness | $10,913,406 |
| Deduct adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)) | – |
| Total aggregate indebtedness | $10,913,406 |
| Percentage of aggregate indebtedness to net capital | 184% |

0701-0800354

# BOSC, Inc.

## Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

Year ended December 31, 2006

**Reconciliation with Company's computation**

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 6,273,219 |
| Post-closing adjustments | (353,684) |
| Net capital per above | $ 5,919,535 |

| | |
|---|---|
| Total aggregate indebtedness liabilities, as reported in Company's Part II (unaudited) FOCUS report | $10,560,606 |
| Post-closing adjustments | 352,800 |
| Total aggregate indebtedness per above | $10,913,406 |

# BOSC, Inc.

## Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2006

| | | |
|---|---|---|
| Credit balances: | | |
| Free credit balances and other credit balances in customers' security accounts | $ | – |
| Monies borrowed collateralized by securities carried for the accounts of customers | | – |
| Monies payable against customers' securities loaned | | – |
| Customers' securities failed to receive | | 4,743,975 |
| Credit balances in firm accounts that are attributable to principal sales to customers | | |
| Market value of short security count differences over thirty calendar days old | | – |
| Market value of short securities and credits in all suspense accounts over 7 business days | | – |
| Other | | – |
| Total credits | $ | 4,743,975 |
| Debit balances: | | |
| Debit balances in customers' accounts | $ | 4,700,789 |
| Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver | | – |
| Failed to deliver of customers' securities not older than 30 calendar days | | |
| Total debits | | 4,700,789 |
| Excess of total credits over total debits | $ | 43,186 |

0701-0800354

# BOSC, Inc.

## Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (continued)

Year ended December 31, 2006

| | |
|---|---|
| Reserve computation – | |
| 105% of excess of total credits over total debits | $ 45,345 |
| Amount on deposit | $ 440,646 |

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006, Part II FOCUS report.

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it currently uses two clearing broker/dealer firms—Pershing and BOK—for custody of customer funds and securities.

# BOSC, Inc.

## Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2006

| | | |
|---|---|---|
| 1. | Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3) | $ – |
| | A. Number of items | – |
| 2. | Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3 | $ – |
| | A. Number of items | – |

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006, Part II FOCUS report.

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it currently uses two clearing broker/dealer firms—Pershing and BOK—for custody of customer funds and securities.

# BOSC, Inc.

## Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

Year ended December 31, 2006

| | | |
|---|---|---|
| **Segregation Requirements** | | |
| Net ledger balance: | | |
| Cash | $ | – |
| Securities (at market) | | – |
| Net unrealized loss in open futures contracts traded on a contract market | | – |
| Exchange traded options: | | |
| Add market value of open option contracts purchased on a contract market | | – |
| Deduct market value of open option contracts granted (sold) on a contract market | | – |
| Net equity | | – |
| Accounts liquidating to a deficit and accounts with debit balances – gross amount | | – |
| Less amount offset against U.S. Treasury obligations owned by particular customers | | – |
| Amount required to be segregated | $ | – |
| **Funds on Segregated Accounts** | | |
| Deposited in segregated funds bank accounts: | | |
| Cash | $ | – |
| Securities representing investments of customer funds (at market) | | – |
| Securities held for particular customers or option customers in lieu of cash (at market) | | – |
| Net equities with other FCMS: | | |
| Net liquidating equity | | – |
| Securities representing investments of customer funds (at market) | | – |
| Securities held for particular customers or option customers in lieu of cash (at market) | | – |
| Total amount in segregation | | – |
| Excess funds in segregation | $ | – |

# BOSC, Inc.

## Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts (continued)

Year ended December 31, 2006

There are no material differences between the Company's computation included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006, Part II FOCUS report.

Note: BOSC does not maintain custody of customer funds and securities. While it is a fully clearing broker/dealer, it currently uses two clearing broker/dealer firms—Pershing and BOK—for custody of customer funds and securities.

# Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
1700 One Williams Center (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

Board of Directors
BOSC, Inc.

In planning and performing our audit of the financial statements of BOSC, Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Tulsa, Oklahoma
February 14, 2007

END